Castle Arch Real Estate

Investment Company, L.L.C.

9595 Wilshire, Suite PH 1000

Beverly Hills, CA, 90212

October 12, 2007

Ms. Linda van Doorn

Securities And Exchange Commission

Washington, DC 20549

Mail Stop 4561

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Form 10-KSB for the year ended December 31, 2006

Filed April 2, 2007

File No. 0-51230

Dear Ms. van Doorn:

Castle Arch Real Estate Investment Company (the “Company”) notes the receipt of correspondence, dated September 26, 2007, from the United States Securities and Exchange Commission (the “SEC”).  Our response(s) are as follows:

Comment 1:

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The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing;

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The Company acknowledges that staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2:

Consolidated Statement of Financial Condition, page F-2

This comment references Rule 5-02, specifically paragraph 27, of Regulation S-X and maintains the SEC’s belief that consistent with this reference minority interest in the net assets of a subsidiary should be reflected separately in the consolidated financial statements and not shown as part of members’ capital.  Furthermore, instruction is disclosed that such minority interest should be placed below current liabilities, unless they are expected to be redeemed within one year.

Response:  Through our research of Rule 5-02 of Regulation S-X we find no basis for the presentation of minority interest in consolidated subsidiary to be presented outside of members’ capital.  The SEC references paragraph 27 in support of its belief that minority interest in the net assets of a subsidiary should be reflected outside of members’ capital.  The paragraph reads as follows:

“Minority Interests in Consolidated Subsidiaries.  State separately in a note the amounts represented by preferred stock and the applicable dividend requirements if the preferred stock is material in relation to the consolidated stockholders’ equity.”

The Company believes this paragraph relates to footnote disclosure requirements and, as such, does not understand how this paragraph supports the presentation of minority interest outside of members’ capital.  However, notwithstanding this difference in interpretation of paragraph 27 we have made the requested change on the face of our balance sheet, consistent with the SEC’s request in Comment 2.

Respectfully,

Castle Arch Real Estate

Investment Company, L.L.C.

/s/ Douglas W. Child

Douglas W. Child

Chief Financial Officer

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